GOLDEN GOLIATH RESOURCES LTD.

Suite 711, 675 West Hastings Street

Vancouver, BC  V6B 1N2    Canada

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON JANUARY 20, 2010

TO:

The Shareholders of Golden Goliath Resources Ltd.

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Golden Goliath Resources Ltd. (the “Corporation”) will be held in the Boardroom at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, on Wednesday, January 20, 2010, at 2:00 p.m., for the following purposes:

1.

To receive and consider the comparative financial statements of the Corporation for the financial year ended August 31, 2009, together with the report of the auditor thereon;

2.

To elect directors for the ensuing year or until their successors have been duly elected or appointed;

3.

To appoint auditors for the ensuing year; and to authorize the directors to fix the remuneration of the auditors;

4.

To consider and, if thought advisable, approve by ordinary resolution the Corporation’s Stock Option Plan;

5.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular, proxy and a request form for annual and interim financial statements.

The Directors have fixed the close of business on December 16, 2009 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the proxy.  A proxy will not be valid unless it is deposited by mail or by fax at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 (Fax:  Within North America: 1-866-249-7775  Outside North America:  (416) 263-9524) not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment thereof.  Only Shareholders of record on August 11, 2009 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia, this 16th day of December 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Paul Sorbara”

President